UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2013

Commission File 001 — 33175

Sesa Sterlite Limited

(Translation of Registrant’s name into English)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a press release issued by Sesa Sterlite Limited on September 20, 2013, which is filed as exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Press release issued by Sesa Sterlite Limited on September 20, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 20, 2013

SESA STERLITE LIMITED

By:	/s/ C D Chitnis
Name:	C D Chitnis
Title:	Company Secretary